N E W S R E L E A S E

February 23, 2010

Nevsun Reports Increased Cash Flow Projections for 2011

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to provide a brief update on the gold/copper/zinc Bisha Project in Eritrea. As a result of the recent financing, there have been considerable improvements to the project’s economics.

Highlights

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Increased Cash Flow projections in 2011

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Mine construction now 50% complete

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Resource expansion at current metal prices

The Bisha mine is now fifty percent (50%) complete with plant commissioning targeted as early as November 2010.  The Company expects Bisha to be cash flow positive in Q1 2011, with a 4% increase in the capital budget to $260M (originally estimated at $250 million).

Nevsun continues to post pictures of construction progress in the Company’s photo gallery available at http://www.nevsun.com/project/gallery/.

Revised Economics

As a result of financing the project entirely by equity rather than debt, Bisha’s projected cash flow model has increased through the elimination of financing costs and debt repayment. The chart below demonstrates the net cash flow at varying metals prices, after tax and capital expenditure, for 100% of the project:

Project Summary

Internal Rate of Return (IRR)	The IRR for the Project using the above high metals case is 63%, mid metals case is 45% and low metals case is 20%.
Deposit	Gold, Copper Zinc Volcanic Massive Sulphide (VMS)
Reserves	20 million tonnes
Mine life	Open pit 10 years, plus significant expansion likely (see below)
Process methods	Gold in oxide by carbon in leach for 2 years and then copper and zinc by separate floatation circuits

Expansion Capability

The economics noted above were conservatively based on a shallow pit model (depth to 200 meters) using low metals price assumptions ($400/oz Gold, $1.05/lb Copper, $0.50/lb Zinc). When one increases the metal price assumptions, the pit design will go much deeper, with limited additional strip ratio. For example, the strip ratio for the current 10 year mine life is approximately 4:1, as compared to a strip ratio of approximately 5:1 if the pit is re-designed to 400 meter depths, using $2.00/lb Copper and $0.75/lb Zinc. (For reference only, current commodity prices are now roughly $1,100/oz Gold, $3.30/lb Copper and $1.00/lb Zinc).

In addition to resources open at depth, the Company has identified two additional deposits within its licensed areas.

State Support

Nevsun has been operating in Eritrea for over ten years and has developed a very good relationship with the Eritrean government. The State has been a strong supporter of a responsible mining industry within the country, is a partner in the development of the Bisha mine and has honored all of its commitments in our business arrangement. Nevsun is very pleased to have the State as its partner.

Forward Looking Statements: The above contains forward-looking statements concerning progress of the project, expected costs, project economic characteristics, mine expansion and support of the Eritrean government.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-07.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com